ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

                                                                                                                      Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

August 3, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos 333-174926; 811-22549):  Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A - the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, is a copy of Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (‘Post-Effective Amendement No. 2”).    These series are being formed as shell series with the expectation that three existing series of the Direxion Funds (811-08243) will reorganized into them following shareholder votes (see the Trust’s Registration Statement on Form N-14 filed August 3, 2011).

The Trust’s initial filing on Form N-1A filed on June 16, 2011 (“Initial Registration Statement”) and Pre-Effective Amendment No. 1 filed the same date originally contained the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund, however, these series were removed in Pre-Effective Amendment No. 2 filed on June 28, 2011 and, as a result, were not declared effective with the Trust’s other two series on June 30, 2011.  At the time of filing Post-Effective Amendment No. 2, we noted the Trust’s intent to re-file the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund at a later date and to request expedited review and effectiveness of those series.  Accordingly, the Trust is re-filing these three series at this time and, as these series have already been reviewed by Commission in the Initial Registration Statement and Pre-Effective Amendment No. 1, we are requesting expedited review and effectiveness of these series.  Post-Effective Amendment No. 2 is marked to show changes to the new series since they last appeared in Pre-Effective Amendment No. 1 reflecting responses to staff comments received on Pre-Effective Amendment No. 1 as well other changes.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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